UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Brookfield Business Corporation

(Name of Issuer)

Class A exchangeable subordinate voting shares, no par value

(Title of Class of Securities)

11259V106

(CUSIP Number)

Swati Mandava

Brookfield Corporation

Brookfield Place

181 Bay Street, Suite 100

Toronto, Ontario M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Note

CUSIP No. 11259V106

1	Names of Reporting Persons BROOKFIELD CORPORATION
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ — Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 47,244,876*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 47,244,876*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,244,876*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 64.8%**
14	Type of Reporting Person (See Instructions) CO

*

This amount for Brookfield Corporation (“BN”) includes class A exchangeable subordinate voting shares (the “Class A Shares”) of Brookfield Business Corporation (the “Issuer”) held by BPEG BN Holdings LP (“BPEG”) and subsidiaries of Brookfield Wealth Solutions Ltd. (“BNT”) as described in Item 4 herein.

**	Percentage ownership is based on an aggregate number of outstanding Class A Shares of 72,954,447 as of June 30, 2024

CUSIP No. 11259V106

1	Names of Reporting Persons BAM PARTNERS TRUST
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ — Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 47,244,876*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 47,244,876*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,244,876*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 64.8%**
14	Type of Reporting Person (See Instructions) CO

*	Includes 47,244,876 Class A Shares beneficially owned by BN and includes Class A Shares held by subsidiaries of BNT as described in Item 4 herein.
**	Percentage ownership is based on an aggregate number of outstanding Class A Shares of 72,954,447 as of June 30, 2024.

CUSIP No. 11259V106

1	Names of Reporting Persons BPEG BN HOLDINGS LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ — Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,656,047
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,656,047

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,656,047
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.0%*
14	Type of Reporting Person (See Instructions) PN

*	Percentage ownership is based on an aggregate number of outstanding Class A Shares of 72,954,447 as of June 30, 2024.

CUSIP No. 11259V106

1	Names of Reporting Persons BROOKFIELD BUSINESS PARTNERS LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ — Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%*
14	Type of Reporting Person (See Instructions) OO

*

Brookfield Business Partners L.P. (“BBU”) and its affiliates beneficially own all of the issued and outstanding class B multiple voting shares of the Issuer, which represent a 75% voting interest in the Issuer.

CUSIP No. 11259V106

1	Names of Reporting Persons BROOKFIELD BUSINESS PARTNERS LIMITED
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ — Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%*
14	Type of Reporting Person (See Instructions) OO

*

Brookfield Business Partners Limited is the general partner of BBU. BBU and its affiliates beneficially own all of the issued and outstanding class B multiple voting shares of the Issuer, which represent a 75% voting interest in the Issuer.

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 13D previously filed on March 24, 2022 (the “Schedule 13D”) to reflect, among other things, (i) the removal of Brookfield Private Equity Direct Investments Holdings LP (“BPED”) as a Reporting Person, (ii) the addition of BPEG BN Holdings LP (“BPEG”) as a Reporting Person and (iii) the transactions described in Item 4 of this Amendment No. 1.

Information and defined terms reported in the original Schedule 13D remain in effect except to the extent amended or superseded by information or defined terms contained in this Amendment No. 1.

Item 2. Identity and Background.

Item 2 of the original Schedule 13D is amended and supplemented as follows:

(a) BPEG, a limited partnership formed under the laws of Province of Ontario, is hereby added as a Reporting Person. BPED is hereby removed as a Reporting Person. The original Schedule 13D is further amended to reflect the renaming of Brookfield Asset Management Inc. as “Brookfield Corporation”.

(b)-(c), (f) The principal business of BPEG is to serve as a special purpose entity for the purposes of making investments, including in the Issuer. The principal business address of BPEG is Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada.

Schedules I to IV hereto set forth a list of all the directors and executive officers (the “Scheduled Persons”), and their respective principal occupations and addresses, of BN, the BAM Partnership, BPEG and BBPL.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file this Schedule 13D jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 99.1.

(d)-(e) During the last five years, none of Reporting Persons and, to their respective knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 of this Amendment No. 1 is hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

Item 4 of the original Schedule 13D is hereby supplemented as follows:

On September 26, 2024, wholly-owned subsidiaries of BN (the “BN Parties”) transferred to wholly-owned subsidiaries of BNT, a paired entity to BN (the “BNT Parties”), an aggregate of 10,317,747 Class A Shares in exchange for a cash payment of $250,000,000 (the “Class A Share Transfer”) and entered into financing arrangements with the BNT Parties pursuant to which the BN Parties transferred an aggregate of 32,271,082 Class A Shares (collectively, the “Subject Securities”) to the BNT Parties (the “Subject Securities Transfer”) in exchange for a cash payment of $400,000,000 (the “Transfer Value”). Pursuant to these financing arrangements, the BN Parties are obligated to repurchase the Subject Securities on September 25, 2025 or such earlier date that these arrangements are terminated in accordance with their terms, at a price equal to the Transfer Value plus a return calculated at a rate of SOFR+1.75% per annum (the “Repurchase”). Unless an event of default has occurred under the financing arrangements, the BN Parties have the right to direct all decisions to be made with respect to voting of the Subject Securities while held by the BNT Parties.

BN and BNT, a paired entity to BN, have further agreed (the “Voting Agreement”) that all decisions to be made with respect to the voting of the Class A Shares held by BNT and its subsidiaries (other than the Subject Securities) will be made jointly by mutual agreement of the applicable BNT subsidiary and BN. The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, a copy of which is attached hereto as Exhibit 99.2 to this Amendment No. 1 and incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

Item 5(a) – (c) of the original Schedule 13D is hereby amended and restated as follows:

(a)-(b) The information relating to the beneficial ownership of the Class A Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentage of Class A Shares of the Issuer is based on an aggregate number of Class A Shares of 72,954,447 outstanding as of June 20, 2024 and includes (as applicable) Class A Shares transferred to the BNT Parties as described in Item 4 and subject to the voting arrangements described in Item 4.

(c) Other than the transactions described in Item 4 herein, there have been no transactions by the Reporting Persons in the Class A Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the original Schedule 13D is hereby supplemented as follows:

The information set forth in Item 4 of this Amendment No. 1 is hereby incorporated by reference.

BBU and its affiliates beneficially own all of the issued and outstanding class B multiple voting shares of the Issuer, which represent a 75% voting interest in the Issuer. Together, BN and BBU hold an approximate 91.2% voting interest in the Issuer and includes Class A Shares transferred to the BNT Parties as described in Item 4 and subject to the voting arrangements described in Item 5.

BBU may receive Class A Shares upon exchange of, and in accordance with the terms of, the Class A Shares and BN may receive Class A Shares upon exchange of, and in accordance with the terms of, the Class A Shares and the Rights Agreement.

Item 7. Materials to Be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement

Exhibit 99.2	Voting Agreement dated September 26, 2024.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2024	BROOKFIELD CORPORATION

	By:	/s/ Swati Mandava
Name: Swati Mandava
Title: Managing Director, Legal and Regulatory

BAM PARTNERS TRUST, by its trustee, BAM CLASS B PARTNERS INC.

	By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Secretary

BPEG BN HOLDINGS LP, by its general partner, BROOKFIELD PRIVATE EQUITY INC.

	By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Director

BROOKFIELD BUSINESS PARTNERS LIMITED

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

BROOKFIELD BUSINESS PARTNERS L.P., by its general partner, BROOKFIELD BUSINESS PARTNERS LIMITED

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

SCHEDULE I

BROOKFIELD CORPORATION

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

M. Elyse Allan, Director	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada and U.S.A.

Jeffrey M. Blidner, Vice Chair and Director	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada

Angela F. Braly, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Corporate Director	U.S.A.

Jack L. Cockwell, Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Bruce Flatt, Director and Chief Executive Officer	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Chief Executive Officer, Brookfield Corporation	Canada

Janice Fukakusa, Director	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Maureen Kempston Darkes, Director	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Brian D. Lawson, Director and Vice Chair	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada

Howard S. Marks, Director	Oaktree Capital Management, L.P., 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071, U.S.A.	Co-Chairman, Oaktree Capital Management, L.P.	U.S.A

The Honourable Frank J. McKenna, Director	TDCT Tower 161 Bay Street, 35th Fl Toronto, Ontario M5J 2T2, Canada	Chair of Brookfield Corporation and Deputy Chair of TD Bank Group	Canada

Rafael Miranda, Director	C/Santiago de Compostela 100 28035 Madrid, Spain	Corporate Director	Spain

Lord Augustine Thomas O’Donnell, Director	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K	Corporate Director	United Kingdom

Hutham S. Olayan, Director	250 Vesey Street, 15th Fl New York, NY 10281-1023, U.S.A	Chair of The Olayan Group	U.S.A. and Saudi Arabia

Diana L. Taylor, Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Corporate Director	U.S.A.

Nicholas H. Goodman, President and Chief Financial Officer	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	President and Chief Financial Officer, Brookfield Corporation	United Kingdom

SCHEDULE II

BAM CLASS B PARTNERS INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jack L. Cockwell, Director and Vice President	c/o 51 Yonge Street, Suite 100, Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Bruce Flatt, Director and Vice President	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.-	Chief Executive Officer, Brookfield	Canada

Brian D. Lawson, Director and President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield	Canada

Kathy Sarpash, Secretary	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President of Brookfield	Canada

SCHEDULE III

BPEG BN HOLDINGS LP, by its general partner, BROOKFIELD PRIVATE EQUITY INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jaspreet Dehl, Director, Managing Partner and Secretary	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Managing Partner and Chief Financial Officer of BBU	Canada

Amanda Marshall, Director and Managing Director	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Managing Partner	Canada

David Nowak, Managing Partner	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Managing Partner	Canada

A.J. Silber, Director	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Vice President	Canada

Cyrus Madon, Managing Partner	181 Bay Street, Suite300, Toronto, ON M5J 2T3	Managing Partner of Brookfield Corporation	Canada

Ryan Szainwald, Managing Partner	181 Bay Street, Suite300, Toronto, ON M5J 2T3	Managing Partner	Canada

Anjali Mahtani, Senior Vice President	181 Bay Street, Suite300, Toronto, ON M5J 2T3	Senior Vice President	Canada

SCHEDULE IV

BROOKFIELD BUSINESS PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Cyrus Madon, Executive Chairman	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Executive Chairman, Brookfield Private Equity Group	Canada

Jeffrey Blidner, Board Chair and Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Vice Chairman, Brookfield	Canada

David Court, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Director Emeritus, McKinsey & Company	Canada

Stephen Girsky, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Managing Partner, VectoIQ	United States

David Hammill, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Corporate Director	Australia

Anne Ruth Herkes, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Corporate Director	Germany

John Lacey, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Corporate Director	Canada

Don Mackenzie, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Corporate Director	Bermuda

Michael Warren, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Chairman and Owner of New Venture Holdings	United States

Patricia Zuccotti, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Corporate Director	United States

Jane Sheere	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Secretary	Bermuda

Anuj Ranjan, Chief Executive Officer	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Chief Executive Officer	Canada

Jaspreet Dehl, Chief Financial Officer	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Chief Financial Officer	Canada